Hallador Energy Company
1660 Lincoln Street
Suite 2700
Denver, CO 80264-2701
(303) 839-5504 - office

Via EDGAR

May 3, 2013

Mr. George Schuler, Mining Engineer
Division of Corporation Finance
United States Securities and Exchange Commission

Re: Hallador Energy Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 7, 2013
File: No. 001-34743

Dear Mr. Schuler:

In response to your comment letter of April 25, 2013 regarding our coal reserves and related disclosures we would like additional time to respond.

You and Sam Elder, our mining engineer, had a telephone discussion Monday afternoon, April 29, 2013, to discuss your comments.

We expect to provide you the requested information on or before Thursday, May 16, 2013.

We expect to file our first quarter Form 10-Q on or before May 15, 2013 and will include the following disclosures in such filing in response to some of your comments:

All of our underground coal reserves are high sulfur (4.5 - 6#) with a BTU content in the 11,500 range. As discussed below the Ace surface mine is low sulfur (1.5#) with a BTU content of 11,400.  We have no met coal reserves, only steam (thermal) coal reserves. Other than the Ace surface mine our coal reserves are non-compliance.  We do not use outside contractors.  Below is a discussion of our current projects preceded by a table of our coal reserves.

Reserve Table - Controlled Tons (in millions):

		Year End Reserves
	Annual Capacity	2012		2011
		Proven	Probable	Proven	Probable

Carlisle (assigned)	3.3	34.2	9.3	36.0	10
Ace-in-the-Hole (assigned)	0.5	3.1	-	-	-
Bulldog (unassigned)	-	19.5	16.1	16.3	16
Russellville (unassigned)	-	15.5	13.9	-	-
Total	3.8	72.3	39.3	52.3	26

Assigned		46.6
Unassigned		65.0
Total		111.6

Please note that the above table was derived from the disclosures we had in the 2012 Form 10-K albeit it was disaggregated.

Mine and Wash Plant Recovery

	Mine Recovery	Wash Plant Recovery

Carlisle	53%	79%
Bulldog	45%	77%
Russellville	54%	77%

All of these three reserve areas are room and pillar underground reserves.

The Ace-in-the-Hole mine is a multi-seam open pit strip mine. The majority of the seams are sold raw, but some of the seams will be washed prior to sales depending on quality. To convert the tons sold raw the in-place tonnage is taken times a pit recovery of 94% based on seam thickness. To convert the tons sold washed the in-place tonnage is taken times a pit recovery based on seam thickness then reduced by the projected plant recovery of 72%.

Closing Comments

In connection with our responses to your comments, we acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 839-5504, extension 315 or via e-mail at wabishop@halladorenergy.com with any further questions.

Very truly yours,

/s/ W. ANDERSON BISHOP
W. Anderson Bishop, CFO